Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
55 Second Street • Twenty-Fourth Floor • San Francisco, CA 94105-3441
telephone 415 856 7000 • facsimile 415 856 7100 • www.paulhastings.com

(415) 856-7009
mitchellnichter@paulhastings.com

April 25, 2007 38514-00001

**VIA U.S. MAIL**

KPMG LLP
99 High Street
Boston, MA 02110

Attention: Lisa Ginn

Re: Atlas Funds

Ladies and Gentlemen:

By letter dated April 19, 2007, Lezlie Iannone, Group Senior Vice President and Secretary of Atlas Funds, has requested that we furnish you with certain information in connection with your examination of the financial statements of the funds listed on Appendix I hereto (together, the "Funds") as of December 31, 2006.

We call your attention to the fact that this firm during the past year has represented the Funds only in connection with certain matters referred to us by it, and there may exist many matters of a legal nature about which we have not been consulted.

This response refers only to matters with respect to which we have been actively engaged by the Funds since January 1, 2006 in a manner so as to require substantive legal work, legal advice, and where appropriate, legal representation. This response is based upon a request to each of the attorneys in this firm who, according to our records, has performed more than five hours of legal services for the Funds during the past 12 months to indicate whether he or she knows of any matters which should be included in this response. It is not based upon any investigation of any nature beyond that indicated, and this firm does not represent that the investigation conducted is sufficient to identify all the matters about which inquiry has been made, even though we may have been aware of such matters in the past and may have advised with respect to or been consulted concerning them.

For purposes of this response, the following terms shall have the meaning indicated:

(1) "Policy" shall mean the American Bar Association Statement of Policy Regarding Lawyers' Responses to Auditors' Requests for Information and the accompanying Commentary.

(2) "Loss Contingency" shall mean a loss contingency (as defined in the Policy) coming within the scope of clauses (a), (b) or (c) of Paragraph 5 of the Policy.

(3) "Overtly threatened or pending litigation" shall mean either that a claimant has asserted a claim or assessment against the Funds by a legal proceeding in which the Funds have been served with pleadings asserting that claim or assessment or that a potential claimant has manifested to management of the Funds or to this firm an awareness of and present intention to assert a possible claim or assessment and management has determined both that it is probable that litigation (or, in the alternative, settlement when litigation normally would be avoided) will result and that there is a reasonable possibility that the outcome of such litigation would be unfavorable to the Funds.

Subject to the foregoing and to the last paragraph of this letter, we advise you that since January 1, 2006, we have not been engaged to give substantive attention to, or represent the Funds in connection with, overtly threatened or pending litigation meeting the materiality standards set forth in the Funds' letter, and the Funds have not specifically identified any such loss contingency (other than overtly threatened or pending litigation) nor specifically requested this firm to comment thereon to you.

The information set forth herein is effective as of April 20, 2007, the date on which we commenced our internal review for purposes of preparing this response, and we disclaim any undertaking to advise you of changes which thereafter may be brought to our attention. This letter is not under any circumstances to be quoted or otherwise referred to in any financial statements of the Funds or any related document, without our prior specific written consent and written approval of the specific language included, and the name of this firm is not to be referred to in any such statements or documents without our prior written consent.

This will confirm that whenever, in the course of performing legal services for the Funds with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, we have formed a professional conclusion that the Funds should disclose or consider disclosure concerning such possible claim or assessment, as a matter of professional responsibility to the Funds, we will so advise the Funds, and will consult with the

Funds concerning the question of such disclosure and the applicable requirements of Statement of Financial Accounting Standards No. 5.

This response is limited by, and subject to, the Policy; without limiting the generality of the foregoing, the limitations set forth in the Policy on the scope and use of this response are specifically incorporated herein by reference.

Very truly yours,

Mitchell E. Nichter
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Lezlie Iannone
Atlas Funds
794 Davis Street
San Leandro, CA 94577

## APPENDIX I

Atlas American Enterprise Bond Fund
Atlas Dual Focus Fund (formerly the Atlas Balanced Fund)
Atlas California Municipal Bond Fund
Atlas Emerging Growth Fund
Atlas Global Growth Fund
Atlas Independence Eagle Bond Fund
Atlas Independence Flagship Fund
Atlas Independence Star Spangled Fund
Atlas National Municipal Bond Fund
Atlas S&P 500 Index Fund
Atlas Strategic Growth Fund
Atlas Strategic Income Fund
Atlas U.S. Government and Mortgage Securities Fund
Atlas Value Fund